SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Quepasa Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74833W206

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.
5150 N. Loop 1604 West
San Antonio, Texas 78249
(210) 477-2779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

December 14, 2010

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: 

SCHEDULE 13D

CUSIP No. 74833W206

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 74833W206

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 2 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008 (as so amended and as amended by this Amendment No. 2, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Quepasa Corporation, a Nevada corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”).  MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.”  This Amendment No. 2 refers only to information which has materially changed since the filing of Amendment No. 1 to Schedule 13D and the items below are amended and supplemented as set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D.

Item 1.              Security and Issuer.

Item 1 of the Schedule 13D is hereby amended to indicate that the address of the principal executive offices of the Company is now 324 Datura Street, Suite 114, West Palm Beach, Florida 33401.

Schedules A, B and C to the original Schedule 13D are hereby deleted and replaced with Schedules A, B and C to this Amendment No. 2, respectively.

Item 2.              Identity and Background.

Item 2 of the Schedule 13D is hereby amended to indicate that the address of the principal executive offices of MATT Inc. is now 5150 N. Loop 1604 West, San Antonio, Texas 78249.

Item 3.              Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

On December 14, 2010, MATT Inc. entered into a Securities Purchase Agreement with the Company and the other purchasers listed on Schedule A thereto.  The Securities Purchase Agreement was subsequently amended by a letter agreement, dated December 14, 2010 (the “Letter Agreement”), by and among the parties to the Securities Purchase Agreement.  The Securities Purchase Agreement, as amended by the Letter Agreement, is hereinafter referred to as the “Securities Purchase Agreement.”  Pursuant to the terms of the Securities Purchase Agreement, MATT Inc. agreed to purchase 333,333 shares of Common Stock, out of a total of 1,716,664 shares offered, at a purchase price of $7.50 a share, for an aggregate purchase price of $2,499,997.50.  Subject to customary closing conditions, the purchase and sale of such shares of Common Stock is expected to close on December 20, 2010.  MATT Inc. will use proceeds from a capital contribution from AHMSA to fund the purchase of such shares of Common Stock.  AHMSA used cash on hand to fund the capital contribution.

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Item 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

The Reporting Persons acquired the shares of Common Stock described in Item 3 of this Amendment No. 2 for investment purposes.  The Reporting Persons may make, or cause, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock held by it at any time, including any Common Stock issued upon exercise of the Warrants described in the original Schedule 13D, as amended as described in Amendment No. 1 filed on January 28, 2008 (the “Warrants”).  The Reporting Persons intend to evaluate on an ongoing basis the investment in the Company and their options with respect to such investment

Except as set forth above, neither the Reporting Persons nor, to the best of their knowledge, any person listed on the schedules to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.              Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)       MATT Inc. beneficially owns 3,333,333 shares of Common Stock, consisting of the 1,333,333 shares of Common Stock held by MATT Inc. and the 2,000,000 shares issuable upon exercise of the Warrants owned by MATT Inc. (together, the “Shares”).  AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc.  The Shares represent 19.4% of 17,191,832 total shares of Common Stock, calculated as the sum of (i) the 13,475,168 shares of Common Stock outstanding as of November 30, 2010, as represented and warranted to MATT Inc. by the Company in the Securities Purchase Agreement (the “Aggregate Share Number”), (ii) the 1,716,664 shares of Common Stock agreed to be purchased by the investors party to the Securities Purchase Agreement, including the 333,333 shares of Common Stock to be purchased by MATT Inc. pursuant thereto, and (iii) the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants.  Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 46,375 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 29,625 shares of Common Stock.  Such shares represent less than 0.35% of 13,504,793 total shares of Common Stock, calculated as the sum of (i) the Aggregate Share Number and (ii) the 29,625 shares of Common Stock issuable upon exercise of such options.

(c)       On December 14, 2010, pursuant to the Securities Purchase Agreement, MATT Inc. agreed to purchase 333,333 shares of Common Stock, out of a total of 1,716,664 shares offered, at a purchase price of $7.50 a share, for an aggregate purchase price of $2,499,997.50, with such transaction expected to close on December 20, 2010.  During the past 60 days, there were no other transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C hereto.

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Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

Pursuant to the Securities Purchase Agreement, and upon the terms and conditions contained therein, MATT Inc. agreed to purchase 333,333 shares of Common Stock from the Company at a purchase price of $7.50 a share, for an aggregate purchase price of $2,499,997.50.  Subject to customary closing conditions, the purchase and sale of such shares of Common Stock is expected to close on December 20, 2010.

The Letter Agreement amended the Securities Purchase Agreement to provide that:  up to 2,000,000 shares were being offered and may be sold thereunder, the closing thereunder is to take place on December 20, 2010, a purchaser’s commitment to purchase shares of Common Stock thereunder and the purchase price for such shares of Common Stock may not be increased without such purchaser’s consent and, notwithstanding the publicity provisions thereof, purchasers shall be permitted to file ownership reports on specified forms, including Form 4 and Schedule 13D, and any amendments thereto.

In conjunction with the Securities Purchase Agreement, the parties thereto entered into a registration rights agreement (the “2010 Registration Rights Agreement”) pursuant to which the Company must file a registration statement on Form S-1 or such other form as may be appropriate in order to permit the investors party thereto to publicly sell the shares of Common Stock purchased under the Securities Purchase Agreement.  Under the 2010 Registration Rights Agreement, the Company is required to use its best efforts to keep the shelf registration statement continuously effective until the earlier of one year from the date of the closing under the Securities Purchase Agreement or the date when all of such shares of Common Stock have been sold pursuant to the shelf registration or otherwise transferred and new securities not subject to transfer restrictions under the Securities Act of 1933, as amended, have been delivered by the Company.

The descriptions of the Securities Purchase Agreement, the Letter Agreement and the 2010 Registration Rights Agreement are qualified in their entirety by reference to such agreements, which are filed as Exhibits 99.11, 99.12 and 99.13 to this Schedule 13D, respectively, and are hereby incorporated herein by reference.

Item 7.              Material to be Filed as Exhibits.

99.11
Form of Securities Purchase Agreement, made and entered into as of December 14, 2010, by and among Quepasa Corporation, Mexicans & Americans Trading Together, Inc. and the other purchasers listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Amended Current Report on Form 8-K/A, File No. 001-33105, as filed with the Securities and Exchange Commission on December 16, 2010).

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99.12
Form of Letter Agreement dated December 14, 2010 by and among Quepasa Corporation, Mexicans & Americans Trading Together, Inc. and the other purchasers listed on Schedule A to the Securities Purchase Agreement referred to herein.

99.13
Form of Registration Rights Agreement, entered into as of December 14, 2010, by and between Quepasa Corporation and Mexicans & Americans Trading Together, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Amended Current Report on Form 8-K/A, File No. 001-33105, as filed with the Securities and Exchange Commission on December 16, 2010).

[Signatures on following page]

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2010

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By:  /s/ Andres Gonzalez Saravia
                                                                                                                    Name:  Andres Gonzalez Saravia
                                                                                                                    Title:    President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By:  /s/ Andres Gonzalez Saravia
                                                                                                                    Name:  Andres Gonzalez Saravia
                                                                                                                    Title:    Legal Director

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF QUEPASA CORPORATION]

SCHEDULE A

The name, business address and present principal occupation or employment of each of the directors and executive officers of MATT Inc. are set forth below.  The business address of each person is c/o Altos Hornos de Mexico, S.A.B. de C.V., Prolongación Juarez S/N, Colonia La Loma, Monclova, Coahuila 25770, Mexico.  Except as indicated, each person is a citizen of Mexico.

Directors of MATT Inc.
Name	Principal Occupation
Alonso Ancira Elizondo (1)	Chairman of the Board of AHMSA

(1)       Citizen of Mexico and the United States.

Executive Officers of MATT Inc.
Name	Title with MATT Inc. (Principal Occupation)
Andres Gonzalez Saravia	President (Legal Director of AHMSA)

SCHEDULE B

The name, business address and present principal occupation or employment of each of the directors and executive officers of AHMSA are set forth below.  Except as otherwise noted, the business address of each person is c/o Altos Hornos de Mexico, S.A.B. de C.V., Prolongación Juarez S/N, Colonia La Loma, Monclova, Coahuila 25770, Mexico.  Except as indicated, each person is a citizen of Mexico.

Directors of AHMSA
Name	Principal Occupation
Alonso Ancira Elizondo (1) Xavier D. Autrey Maza Manuel Ancira Elizondo (1) Jorge Ancira Elizondo (1) Sandra López Benavides Jim Pignatelli (3) Jorge Ordóñez Cortés Alfonso Lebrija Guiot	Chairman of the Board Vice Chairman of the Board Director Director Private Investor (2) Businessman (4) Consultant (5) Certified Public Accountant (6)

(1)       Citizen of Mexico and the United States.
(2)       The address of Sandra Lopez Benavides is Club Industrial, Av. Francisco Javier Gamboa #2, Colonia Ladrón de Guevara, Guadalajara, Jalisco, C.P. 44600.
(3)       Citizen of the United States.
(4)       The address of Jim Pignatelli is 6121 East Miramar Dr., Tucson, Arizona 85715.
(5)       The address of Jorge Ordonez Cortes is Av. De las Palmas No. 735-2o., Colonia Lomas de Chapultepec, C.P. 11000, Mexico, D.F.
(6)       Lebrija Alvarez y Compania, S.C. is an accounting firm, and its principal business address is Tres Picos #79, Colonia Bosque de Chapultepec, C.P. 11580, Delegación Miguel Hidalgo, Mexico, D.F.

Executive Officers of AHMSA
Name	Principal Occupation and Title with AHMSA
Luis Zamudio Miechielsen
Manuel Ancira Elizondo (1)
Jorge Ancira Elizondo (1)
Andrés González-Saravia Coss
Miguel Elizondo Elizondo
Carlos de Luna Valdés
Fernando Monroy Guajardo
Enrique Rivera Gómez
Carlos Guajardo Elizondo
Armando Ferríz Domínguez
José Guadalupe Durón Candela
Homero Menchaca Falcón
Abel Ayala Flores

Chief Executive Officer
Chief Operating Officer
Chief Financial Officer
Legal Director
Director of Sales and Marketing
Director of Finance
Director of Personnel (non-union)
Director of Personnel (union employees)
Director of Purchasing and Supply Contracts
Technical Director and Director of Steel Production
Director of Raw Materials Operations
Director of NASA
Director of Raw Materials Administration

(1)       Citizen of Mexico and the United States.

SCHEDULE C

The name, business address and present principal occupation or employment of each of the directors and executive officers of GAN are set forth below.  Except as otherwise noted, the business address of each person is c/o Altos Hornos de Mexico, S.A.B. de C.V., Prolongación Juarez S/N, Colonia La Loma, Monclova, Coahuila 25770, Mexico.  Except as indicated, each person is a citizen of Mexico.

Directors and Executive Officers of GAN
Name	Principal Occupation
Alonso Ancira Elizondo (1) Xavier Autrey Maza Manuel Ancira Elizondo (1) Jorge Ancira Elizondo (1) Jorge Ordoñez Cortes Juan Carlos Carredano Pérez Alfonso Lebrija Guiot Telber Gustafson	Chairman of the Board of AHMSA Vice Chairman of the Board of AHMSA Director Director Consultant (2) Real Estate Developer (3) Certified Public Accountant (4) Business Promoter (5)

(1)       Citizen of Mexico and the United States.
(2)       The address of Jorge Ordonez Cortes is Av. De las Palmas No. 735-2o., Colonia Lomas de Chapultepec, C.P. 11000, Mexico, D.F.
(3)       Owner of Grupo Barca, S.A. de C.V.  The principal business of Grupo Barca, S.A. de C.V. is real estate development, and its principal address is Prolongación Paseo de la Reforma #115, oficina 1005, Colonia Paseo de las Lomas, C.P. 01330, Mexico, D.F.
(4)       Lebrija Alvarez y Compania, S.C. is an accounting firm, and its principal business address is Tres Picos #79, Colonia Bosque de Chapultepec, C.P. 11580, Delegación Miguel Hidalgo, Mexico, D.F.
(5)       The address of Telber Gustafson is Calzada de los Leones #115 mezannine, Colonia Las Aguilas, Mexico, D.F.

EXHIBIT INDEX

Exhibit Number	Description
99.11
Form of Securities Purchase Agreement, made and entered into as of December 14, 2010, by and among Quepasa Corporation, Mexicans & Americans Trading Together, Inc. and the other purchasers listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Amended Current Report on Form 8-K/A, File No. 001-33105, as filed with the Securities and Exchange Commission on December 16, 2010).

99.12
Form of Letter Agreement dated December 14, 2010 by and among Quepasa Corporation, Mexicans & Americans Trading Together, Inc. and the other purchasers listed on Schedule A to the Securities Purchase Agreement referred to herein.

99.13
Form of Registration Rights Agreement, entered into as of December 14, 2010, by and between Quepasa Corporation and Mexicans & Americans Trading Together, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Amended Current Report on Form 8-K/A, File No. 001-33105, as filed with the Securities and Exchange Commission on December 16, 2010).